Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.Name and Address of Company

Skeena Resources Limited (the “Company” or “Skeena”)
Suite 650 – 1021 West Hastings St.
Vancouver, BC V6E 0C3
Telephone: (604) 684-8725

Item 2.Date of Material Change

December 24, 2021.

Item 3.News Release

The news release announcing the material change was issued at Vancouver, British Columbia on December 24, 2021 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.Summary of Material Change

On December 23, 2021, Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) closed the structured non-brokered private placement offering announced on December 13, 2021. The Company issued 1,471,739 flow-through common shares at a price of C$21.00 per flow-through common share for aggregate gross proceeds of approximately C$30.9 million. Franco-Nevada Corporation (“Franco-Nevada”) was the end purchaser of the common shares. Skeena also granted Franco-Nevada a right of first refusal over the sale of a 0.5% net smelter return (NSR) royalty over certain portions of Skeena’s Eskay Creek gold-silver project (“Eskay Creek”), and amended the terms of Franco-Nevada’s existing royalty agreement to cover the same tenures as the existing Barrick royalty over Eskay Creek.

Item 5.Full Description of Material Change

On December 13, 2021, the Company announced, subject to the approval of the TSX, a structured non-brokered private placement offering (the “Offering”) of 1,471,739 flow-through common shares at a price of C$21.00 per flow-through common share for aggregate proceeds of approximately C$30.9 million. The Offering closed December 23, 2021. Franco-Nevada was the end purchaser of the common shares issued in connection with the Offering.

In connection with the Offering, Skeena also granted Franco-Nevada a right of first refusal (the “ROFR”) over the sale of a 0.5% net smelter return (NSR) royalty (the “Royalty”) over Eskay Creek matching the portion of the existing Barrick royalty that can be bought back by the Company. The ROFR granted to Franco-Nevada is subject to a competitive auction process conducted by Skeena, in which Franco-Nevada will participate, prior to October 2, 2023. If Skeena has not sold the Royalty to Franco-Nevada or a third party by October 2, 2023, Franco-Nevada will have the right to purchase the Royalty for C$22.5M, for a period of 30 days. In addition, Skeena and Franco-Nevada entered into an amendment to the terms of their existing royalty agreement such that it covers the same tenures as are covered in the existing Barrick royalty agreement. Skeena continues to have the right to buy down a 0.5% NSR royalty (from a 1.0% NSR royalty) currently held by Barrick, for a payment of C$17.5M, until October 2, 2022.

Skeena plans to use the net proceeds of the Offering to fund exploration activities on Eskay Creek. The securities issued under the Offering will be subject to a statutory hold period in Canada expiring four months and one day from the Closing Date. No finder’s fees will be paid in connection with this Offering.

Item 5.2.Disclosure for Restructuring Transactions

Not Applicable.

Item 6.Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.Omitted Information

Not Applicable.

Item 8.Executive Officer

Andrew MacRitchie, Chief Financial Officer, Tel No: 604-684-8725

Item 9.Date of Report

December 24, 2021